UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2009

Commission File Number 001-33922

DRYSHIPS INC.

80 Kifissias Avenue
Amaroussion 15125, Athens, Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of DryShips Inc. (the "Company"), dated July 9, 2009, announcing that the Company has entered into an agreement to acquire the remaining 25% of the total issued and outstanding capital stock of Primelead Shareholders Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRYSHIPS INC.
(Registrant)

Dated: July 9, 2009	By: /s/ George Economou
George Economou
Chief Executive Officer and Interim Chief Financial Officer

SK 23113 0002 1012148

Exhibit 1

DRYSHIPS ANNOUNCES AGREEMENT TO
ACQUIRE THE REMAINDER OF ITS DRILLING RIG UNIT

ATHENS, GREECE - July 9, 2009- DryShips Inc. (NASDAQ:DRYS) (the "Company" or "Dryships"), a global provider of marine transportation services for drybulk cargoes and off-shore contract drilling services, announced today that it has entered into an agreement to acquire the remaining 25% of the total issued and outstanding capital stock of Primelead Shareholders Inc. ("Primelead"). Upon closing of this transaction, Primelead will become a wholly-owned subsidiary of the Company.

Primelead's principal assets include two owned and operational ultra deepwater semisubmersible drilling rigs, the Eirik Raude and the Leiv Eiriksson, and four newbuilding drillship contracts for Hulls 1837, 1838, 1865 and 1866. Upon delivery of the newbuilding drillships, Primelead will possess one of the youngest and most sophisticated fleets of ultra deepwater drilling rigs and drillships in the industry. The newbuilding drillships have contractual delivery dates commencing in the fourth quarter of 2010 and ending in the third quarter of 2011. In addition to its drilling rig assets, Primelead owns Ocean Rig ASA which manages the commercial, operational and technical aspects of the six drilling rig assets.

The consideration to be paid for the 25% interest in Primelead consists of a one-time $50.0 million cash payment on closing of the transaction, and the issuance of $280.0 million face value of convertible preferred stock ("Preferred Stock"). The Preferred Stock, which carries normal voting rights, will mandatorily convert into common shares of DryShips at a 27.5% premium to the established DryShips common share price of $5.36 per share. The Preferred Stock will mandatorily convert into common shares of DryShips in four equal increments that correspond to the contractual delivery of the four newbuilding drillships. The Preferred Stock bears a 6.75% per annum cumulative dividend payable in additional shares of Preferred Stock.  The Preferred Stock can also be converted at any time by the holders at 42.9% premium to the established DryShips common share price. The Sellers consist of a company controlled by DryShips' Chairman and Chief Executive Officer, George Economou, and other clients of Cardiff Marine Inc.

The transaction was negotiated and approved by the Audit Committee, which is comprised of our Independent Directors, acting as a Special Committee. The Audit Committee took the appropriate steps necessary to evaluate the transaction and determine its fairness.  Evercore Partners acted as advisor to the Sellers.

Evangelos Mytilinaios, Chairman of the independent Audit Committee of DryShips commented:

"We are pleased to have signed the agreement to acquire the remaining 25% of Primelead.  We continue to monitor the strengthening fundamentals of the ultra deepwater offshore drilling market and believe that the future prospects of this business are very bright.   With Primelead as a wholly-owned subsidiary, DryShips will now fully benefit from the expected free cash flows of our drilling rig unit which is operated by the experienced Ocean Rig management team comprised of seasoned industry executives with proven operational track records.

In addition, with a majority of the consideration payable in mandatorily convertible Preferred Stock matching the contractual delivery dates of the four newbuilding drillships, the transaction aligns the interest of all the shareholders and is accretive to earnings. We are also pleased that our Chairman and CEO continues to show his long-term commitment to DryShips, maintaining his standing as DryShips' principal common shareholder. Finally, we believe this acquisition will provide Dryships more flexibility in the financing and employment of its offshore drilling units."

Conference Call and Webcast: Friday, July 10, 2009, at 8:00 a.m. EDT
DryShips' management team will host a conference call on Friday, July 10, 2009, at 8:00 a.m. EDT to discuss its latest developments.

Conference Call details:
Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) (0) 1452 542 301 (from outside the US). Please quote "DryShips".

A replay of the conference call will be available until July 11, 2009. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 2133051#

Slides and audio webcast:
There will also be a simultaneous live webcast over the Internet, through the DryShips Inc. website (www.dryships.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About DryShips Inc.

DryShips Inc., based in Greece, is an owner and operator of drybulk carriers that operate worldwide. As of the day of this release, DryShips owns a fleet of 41 drybulk carriers comprising 7 Capesize, 28 Panamax, 2 Supramax and 4 newbuilding Drybulk vessels with a combined deadweight tonnage of over 3.6 million tons, 2 ultra deep water semisubmersible drilling rigs and 4 ultra deep water newbuilding drillships. DryShips Inc.'s common stock is listed on the NASDAQ Global Market where trades under the symbol "DRYS." Visit our website at www.dryships.com

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forwardlooking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although DryShips Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, DryShips Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in DryShips Inc.'s operating expenses, including bunker prices, drydocking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Risks and uncertainties are further described in reports filed by DryShips Inc. with the US Securities and Exchange Commission.

Investor Relations / Media:
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566
E-mail: dryships@capitallink.com